SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8615 JKEAN@SIDLEY.COM

October 20, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Manion

Senior Staff Accountant, Division of Investment Management

Re:	Annual Reports of the Funds Listed on Appendix A

Dear Mr. Manion:

On behalf of the funds set forth in Exhibit A (each, a “Fund” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 23, 2023 regarding the Annual Reports to Shareholders on Form N-CSR (each, an “Annual Report”) and the Annual Reports for Registered Investment Companies on Form N-CEN (each, a “Form N-CEN” and together with the Annual Reports, the “Reports”) of each Fund.

For your convenience, the substance of the Staff’s comments has been restated below. We have discussed the Staff’s comments with representatives of the Funds. Each Fund’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Report(s).

COMMENT LETTER

1.

Comment: The Staff notes that the identification of the custodian in the Financial Statements differs from what was reported in Form N-CEN. Please ensure that future filings are consistent in the identification of the custodian.

Response: The Funds confirm that future filings will be consistent in the identification of the custodian.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

2.

Comment: The Staff notes that the Funds cite a market value that is not publicly available and that the Funds are not traded on an exchange. Please discuss in correspondence the valuation policies and methods associated with determining market values for these Funds.

Response: The referenced market value prices are set by either street (broker dealers) bids, open orders limit or market prices or a price derived from the last trade discount to Net Asset Value in the absence of a firm bid.

3.	Comment: The Staff requests that the Funds include additional disclosure in the Funds’ shareholder reports detailing how the leverage ratio is calculated.

Response: The Funds confirm that additional disclosure will be included in future shareholder reports detailing how the leverage ratio is calculated.

4.

Comment: The Staff notes that the notes to the Financial Statements in the closed-end Funds’ shareholder reports state with respect to the repurchase agreements that the counterparties have the ability to repledge or sell the assets posted as collateral. However, no additional details relating to the repledging and rehypothecation are disclosed. Please disclose in correspondence any benefits received by the Funds if the counterparties repledge or rehypothecate the collateral. In addition, please discuss any additional monitoring of the assets that is required by the Funds to ensure their rights under these various agreements. Please ensure future disclosures are enhanced to include any additional risks associated with repledging or sales by the counterparties, the monitoring performed by the Funds and any benefits received by the Funds related to repledging the assets such as lower interest rates or additional income. See ASC 210-20-55-14.

Response: The Funds enter into repurchase agreements that do not have third-party custodians with the collateral delivered directly to the counterparty. Pursuant to the terms of the standard SIFMA Master Repurchase Agreement, the counterparty is free to repledge or rehypothecate the collateral, provided it is delivered to the Funds upon maturity of the repurchase agreement. This arrangement allows the Funds to receive better interest rates and pricing on the repurchase agreements. While the Funds cannot monitor the rehypothecation of collateral, they do monitor the market value of the collateral versus the repurchase amount, that the income from the collateral is paid to the fund on a timely basis, and the collateral returned at the end of the repurchase agreement. The Funds will ensure that future disclosures are enhanced to include any additional risks associated with the repledging or sales of collateral by the counterparties, the monitoring performed by the Funds and the benefits received by the Funds related to repledging the assets, including lower interest rates and additional income, as described above.

5.

Comment: The Staff notes with respect to the Financial Highlights Expense Ratios that some of the Funds are waiving fees but the terms of the waivers are not included in the Financial Statements. Please discuss in correspondence whether the terms of the waivers are contractual or voluntary and, if contractual, please discuss in correspondence the terms of the waivers (e.g., levels. Please include these term in future shareholder reports.

Response: The Funds confirm that the terms of the referenced waivers are voluntary.

6.

Comment: The Staff notes with respect to the tax disclosures in the notes to the Financial Statements in the Funds’ shareholder reports that the Funds are required to show the tax characteristics of distributions for those years that are shown in the Statement of Operations. However, the Funds only showed tax characteristic for the year ended September 30, 2022, but they should be showing for two years to match the Statement of Changes in Net Assets. For future shareholder reports, please include the tax character of distributions for all periods covered by the Statement of Operations.

Response: The Funds confirm that future shareholder reports will include the tax characteristics of distributions for all periods covered by the Statement of Operations.

7.

Comment: The Staff notes that the notes to the Financial Statements in the shareholder reports state that legal expenses related to the restructuring of debt holdings have been recorded as realized losses of the Funds. In addition, there is a line item for a debt restructuring line item fee. Please discuss in correspondence the accounting for these expenses as a realized loss citing applicable U.S. GAAP provisions. Also, please indicate whether the program fee differs from the legal fees noted and, if so, please include a discussion of how these amounts were recorded in the Financial Statements.

Response: The Funds recognized as realized losses all the legal expenses directly related to the restructuring of Puerto Rico debt based on the paragraphs 15–16 of FASB ASC 946-320-35, which provide that workout expenditures that are incurred as part of negotiations of the terms and requirements of capital infusions or that are expected to result in the restructuring of, or a plan of reorganization for, an investment should be recorded as realized losses. The Funds confirm that the program fee is the same as the legal fees noted.

8.

Comment: The Staff notes that the Funds have omitted the MDFP performance information required by Form N-2, Item 24.g.(2) showing the growth of $10,000 in comparison to its benchmark. Please ensure the proper disclosures are included in future shareholder reports.

Response: The Funds are not yet effective under the Securities Act of 1933 (the “1933 Act”), so therefore are not required to show such performance information. Nonetheless, the Funds may show such information in future shareholder reports. In addition, the Funds confirm that upon effectiveness under the 1933 Act, the MDFP performance information required by Form N-2, Item 24.g.(2) showing the growth of $10,000 in comparison with the benchmark will be included in future shareholder reports.

Re: Puerto Rico Residents Bond Fund I

9.

Comment: The Staff notes that Form N-CEN, Item d.8 (operating expenses) was reported incorrectly as certain expenses were not included (i.e., interest expense) in the overall expense ratio. Please ensure that Item d.8 is reported correctly in future Form N-CEN filings.

Response: The Fund confirms that Item d.8 will be reported correctly in future Form N-CEN filings.

Re: Puerto Rico Residents Tax Free Fund

10.

Comment: The Staff notes with respect to Form N-CEN, Item d.9, the amount reported here differs from what was reported in the Financial Highlights and the difference is the amounts waived. Please ensure that Item d.9 is reported correctly in future Form N-CEN filings.

Response: The Fund confirms that Item d.9 will be reported correctly in future Form N-CEN filings.

***

Please do not hesitate to contact the undersigned (212-839-8615) with any comments or questions you might have.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean

CC:

Owen Meacham

Carla G. Teodoro

Andrew M. Friedman

Exhibit A

Puerto Rico Residents Bond Fund I

(1933 Act File No. 333-260725/ 1940 Act File No. 811-23689),

Puerto Rico Residents Tax-Free Fund, Inc.

(1933 Act File No. 333-260717/ 1940 Act File No. 811-23688),

Puerto Rico Residents Tax-Free Fund II, Inc.

(1933 Act File No. 333-260716/ 1940 Act File No. 811-23690),

Puerto Rico Residents Tax-Free Fund III, Inc.

(1933 Act File No. 333-260715/ 1940 Act File No. 811-23691),

Puerto Rico Residents Tax-Free Fund IV, Inc.

(1933 Act File No. 333-260719/ 1940 Act File No. 811-23692),

Puerto Rico Residents Tax-Free Fund V, Inc.

(1933 Act File No. 333-260721/ 1940 Act File No. 811-23693),

Puerto Rico Residents Tax-Free Fund VI, Inc.

(1933 Act File No. 333-260722/ 1940 Act File No. 811-23694)

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